UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Ladder Capital Corp
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

505743 10 4
(CUSIP Number)

Andrew Prodanyk, RBP South Tower, 200 Bay Street Suite 2010, Toronto, ON Canada M5J 2J2,
Tel: 416.864.3227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OCP LCF Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0591884
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,261,553
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,261,553
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,261,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OMERS Administration Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0510778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,261,553
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,261,553
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,261,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on February 21, 2014 (the “Original Schedule 13D”) relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 1, by adding the following at the end thereof:

On February 27, 2017, Ladder Capital Corp (“Ladder” or the “Company”), Related Real Estate Fund II, L.P. (“Related”), which is an affiliate of The Related Companies, L.P., and certain pre-IPO stockholders of Ladder, including OCP LCF Holdings Inc., entered into a Stock Purchase Agreement, pursuant to which Related agreed to purchase (the “February 2017 Equity Sale”) $80.0 million of Ladder’s Class A common stock (the “Shares”) from the pre-IPO stockholders, including OCP LCF Holdings Inc. The February 2017 Equity Sale closed on March 3, 2017.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 1, by adding the following at the end thereof:

In connection with the February 2017 Equity Sale, on March 3, 2017, OCP LCF Holdings Inc. completed a sale of 824,677 shares of Class A Common Stock to the Purchaser at a price of $13.59 per share.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 1:

*The ownership percentages set forth below are based on 72,291,533 shares of the Issuer’s Class A Common Stock and 38,434,658 shares of the Issuer’s Class B Common Stock outstanding as set forth in Form 10-K filed by the Issuer with the SEC on February 24, 2017.

(a)	OCP LCF Holdings Inc. beneficially owns 5,261,553 shares of Class A Common Stock, which represent 4.8% on a fully diluted basis (7.3% of the outstanding Class A shares).

OMERS Administration Corporation, as a parent company of OCP LCF Holdings Inc., beneficially owns 5,261,553 shares of Class A Common Stock, which represent 4.8% on a fully diluted basis (7.3% of the outstanding Class A shares).

(b)	The number of shares of Class A Common Stock as to which each of the Reporting Persons share voting and dispositive power is 5,261,553.

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Second Amended and Restated Registration Rights Agreement dated as of March 3, 2017, by and among Ladder Capital Corp., Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 99.2 to the Form 8-K filing for Ladder Capital Corp., filed on March 3, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2017
Dated

[signed] “Andrew Prodanyk”
Signature

Andrew Prodanyk, Assistant Secretary and Director, OCP LCF Holdings Inc.
Name/Title

March 7, 2017
Dated

[signed] “Christine Sharp”
Signature

Christine Sharp, Senior Vice President & Associate General Counsel, Legal,
OMERS Administration Corporation
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).